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                           USAIR, INC.
                       401(k) SAVINGS PLAN

                Financial Statements and Schedule

                   December 31, 1992 and 1991

           (With Independent Auditors' Report Thereon)



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                           USAIR, INC.
                       401(k) SAVINGS PLAN






                        Table of Contents
                        -----------------



                                                               Page
                                                               ----

Independent Auditors' Report                                     1

Financial Statements:

     Statements of Net Assets Available for Plan
           Benefits as of December 31, 1992 and 1991             2

     Statements of Changes in Net Assets Available for
           Plan Benefits for the years ended
           December 31, 1992 and 1991                            3

     Notes to Financial Statements                              4-7

Schedule I - Item 27a
     Schedule of Assets Held for Investment Purposes
           as of December 31, 1992                               8

                           Independent Auditors' Report

The Plan Administrator and Participants
USAir, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the USAir, Inc. 401 (k) Savings Plan (the Plan) as of December 31, 1992 and 1991, and the
related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1992 and
1991, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of
December 31, 1992 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 7, 1994

                                             1

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                                        USAIR, INC.
                                    401(k) SAVINGS PLAN


                    Statements of Net Assets Available for Plan Benefits
                    ----------------------------------------------------

                                December 31, 1992 and 1991



                                                              1992             1991
                                                              ----             ----
Assets:
   Beneficial interest in USAir, Inc.
      master trust fund (note 2)                          $202,350,650     $143,236,568
   Employee contributions receivable                         1,357,530        1,597,625
   Loans receivable                                          4,556,966        2,284,904
                                                           -----------      -----------
                                                           208,265,146      147,119,097
Liabilities:
   Benefits payable                                                  -          706,079
                                                           -----------      -----------
      Net assets available for plan benefits              $208,265,146     $146,413,018
                                                           ===========      ===========





See accompanying notes to financial statements.

                                             2

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                                        USAIR, INC.
                                    401(k) SAVINGS PLAN


               Statements of Changes in Net Assets Available for Plan Benefits
               ---------------------------------------------------------------
                                 December 31, 1992 and 1991



                                                              1992             1991
                                                              ----             ----
Additions to net assets attributable to:
   Net investment gain from master trust                  $ 12,936,419     $ 23,106,991

   Interest income on employee loans                           268,485          151,920

   Employee contributions                                   51,510,415       43,456,704
                                                           -----------       ----------
         Total additions                                    64,715,319       66,715,615
                                                           -----------      -----------

Deductions from net assets attributable to:
   Employee distributions                                    2,663,101        3,598,952
   Administrative expenses                                     200,090          191,593
                                                           -----------      -----------
         Total deductions                                    2,863,191        3,790,545
                                                           -----------      -----------

      Net increase in net assets available
         for plan benefits                                  61,852,128       62,925,070

Net assets available for plan benefits:
   Beginning of year                                       146,413,018       83,487,948
                                                           -----------      -----------
   End of year                                            $208,265,146     $146,413,018
                                                           ===========      ===========



See accompanying notes to financial statements.

                                             3

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                                        USAIR, INC.
                                    401(k) SAVINGS PLAN

                               Notes to Financial Statements
                               -----------------------------

                                 December 31, 1992 and 1991


(1)   Description of Plan

      The following brief description of the USAir, Inc. 401(k) Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

      (a)   General

            The Plan is a defined contribution plan intended to be a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as amended (the
            Code) and to qualify under Section 401(a) of the Code.  All employees of USAir,
            Inc. (USAir or the Company) are eligible to participate except for those individuals not covered under the United States income tax laws or those individuals who are participants in another 401(k) plan.  The Plan is subject to the provisions of the
            Employee Retirement Income Act of 1974 (ERISA).

      (b)   Plan Contributions

            USAir employees electing to participate in the Plan make contributions to the Plan via payroll deductions.  The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation.
            Compensation includes base pay, overtime, shift premiums and shift differentials, up to a limit of $200,000.  The percentage of compensation contributed may not exceed
            15 percent if the participant's compensation for the preceding year was less than
            $50,000.  If the preceding year's compensation was greater than $50,000, the percentage may not exceed 5 percent.  Contributions for 1992 and 1991 could not exceed the statutory limits of $8,728 and $8,475, respectively.  The Plan does not provide for any employer contributions.

      (c)   Investment Options

            The Company selects the number and type of investment options available.  The investment options are held and administered as separate, common funds by Fidelity
            Investments.

            Each participant elects the percentage, in increments of 10 percent, in which his/her account balance is invested in the various investment funds.  The participant may transfer his/her investments from one investment fund to another investment fund.

            A separate account is established and maintained in the name of each participant and reflects the participant's contributions invested in, and the earnings and losses attributed to, each investment fund less administrative expenses.  Participants are


                                             4

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                                        USAIR, INC.
                                    401(k) SAVINGS PLAN

                               Notes to Financial Statements
                               -----------------------------
                                        (Continued)

            allocated a share of each fund's net investment earnings based upon their account balance as a percentage of the total fund balance.  Net investment earnings are allocated to participants on a monthly basis.  Participants are immediately vested in their contributions plus earnings thereon.

      (d)   Loans and Hardship Withdrawals

            All participants can borrow from their account but may have only one loan outstanding at a given point in time.  Loans are to be repaid, with interest, within five years unless the loan is used by the participant to acquire a principal residence.
            Loans are limited to 50 percent of the participant's separate account balance as of the date of the loan.

            Upon approval from the Company, a participant may withdraw his or her contribu-
            tions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Code.

      (e)   Distributions

            Distribution to a participant or beneficiary is made as soon as reasonably practicable after the participant's separation from service with the Company due to death, retirement, or other termination of employment.  The distribution can be deferred or provided in cash as a lump sum distribution.  If the balance due to the participant or beneficiary is less than $3,500, a lump sum distribution is automatic upon separation.

(2)   Summary of Significant Accounting Policies

      (a)   Basis of Presentation

            The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

      (b)   Master Trust

            The assets of the Plan were maintained in a master trust with the assets of another defined contribution plan sponsored by USAir, Inc.  The trustee, Fidelity Manage-
            ment Trust Company, maintains the master trust under the terms of an agreement with the Plan.  The Plan's share of assets and changes in its share of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values of all assets.  Fair values for assets were determined by quoted market values, when available.

                                                        USAIR, INC.
                                                    401(k) SAVINGS PLAN

                                               Notes to Financial Statements
                                               -----------------------------
                                                        (Continued)

(3) Investment Options

   The following table presents the activity for each investment option for the Plan's beneficial interest in the master trust, for the years ended December 31, 1992 and 1991:


                           Fidelity U.S.  Fidelity U.S.   Fidelity    Fidelity      Fidelity   Fidelity U.S.
                             Government    Government     Magellan  Intermediate     Equity    Equity Index
                            Money Market  Reserves Fund     Fund      Bond Fund   Income Fund      Fund
                            ------------  -------------   --------  ------------  -----------  ------------
Balance, January 1, 1991     $         -  $ 20,194,745  $26,242,456  $ 8,021,510  $13,220,950  $ 3,706,558
                              ----------   -----------   ----------   ----------   ----------   ----------
  Net investment gain from
    master trust               1,003,977       339,600   13,455,374    1,511,128    4,430,961    1,380,178
  Employee contributions       4,739,946     1,917,697   17,887,776    4,073,255    6,561,870    2,491,848
  Employee distributions        (754,300)     (132,693)    (930,599)    (306,844)    (452,304)    (148,329)
  Administrative expenses         (8,207)       (3,845)    (106,114)      (6,977)     (14,555)      (2,167)
  Net exchanges between
   investment funds           22,306,055   (22,305,622)   2,244,144      233,496     (799,731)    (271,574)
  Net loan activity and
   loan interest                (393,171)       (9,882)    (163,991)     (65,006)    (125,597)     (36,976)
                              ----------   -----------   ----------   ----------   ----------   ----------
   Net change in investmennt
     option                   26,894,300   (20,194,745)  32,386,590    5,439,052    9,600,644    3,412,980
                              ----------   -----------   ----------   ----------   ----------   ----------
Balance, December 31, 1991    26,894,300             -   58,629,046   13,460,562   22,821,594    7,119,538
                              ----------   -----------   ----------   ----------   ----------   ----------
  Net investment gain from
    master trust                 978,844             -    5,367,822      888,979    3,953,691      696,633
  Employee contributions       6,130,394             -   24,462,142    4,386,453    7,789,026    2,986,824
  Employee distributions        (774,318)            -   (1,270,885)    (338,483)    (464,389)    (148,223)
  Administrative expenses         (8,712)            -     (105,613)      (5,071)     (12,250)        (722)
  Net exchanges between
   investment funds           (5,772,964)            -    1,132,226     (977,931)   1,358,909      270,299
  Net loan activity and
   loan interest                (438,309)            -     (685,766)    (232,703)    (309,249)     (98,695)
                              ----------   -----------   ----------   ----------   ----------   ----------
   Net change in investmennt
     option                      114,935             -   28,899,926    3,721,244   12,315,738    3,706,116
                              ----------   -----------   ----------   ----------   ----------   ----------
Balance, December 31, 1992   $27,009,235  $          -  $87,528,972  $17,181,806  $35,137,332  $10,825,654
                              ==========   ===========   ==========   ==========   ==========   ==========


                                                              6


                                                                                        Total
                                USAir                            Non-                (Beneficial
                               Common     Pilots    Teamsters  Contract     USAir     Interest in
                             Stock Fund  1986 GIC   1986 GIC   1986 GIC      GIC      Master Trust)
                             ----------  --------   ---------  --------    -------    -------------
Balance, January 1, 1991     $        -  $ 650,315  $ 514,894  $ 89,714  $ 8,575,628  $ 81,216,770
                              ---------   --------   --------   -------   ----------   -----------
  Net investment gain from
    master trust                      -     36,208     25,701     4,830      919,034    23,106,991
  Employee contributions              -          -         -          -    5,590,120    43,262,512
  Employee distributions              -       (788)   (42,120)   (9,160)    (473,720)   (3,250,857)
  Administrative expenses             -       (110)      (229)      (60)     (49,329)     (191,593)
  Net exchanges between
   investment funds                   -   (682,425)  (492,253)  (85,324)    (146,766)            -
  Net loan activity and
   loan interest                      -     (3,200)    (5,993)        -     (103,439)     (907,255)
                              ---------   --------   --------   -------   ----------   -----------
   Net change in investmennt
     option                           -   (650,315)  (514,894)  (89,714)   5,735,900    62,019,798
                              ---------   --------   --------   -------   ----------   -----------
Balance, December 31, 1991            -          -          -         -   14,311,528   143,236,568
                              ---------   --------   --------   -------   ----------   -----------
  Net investment gain from
    master trust               (196,340)         -          -         -    1,246,790    12,936,419
  Employee contributions        560,279          -          -         -    5,435,392    51,750,510
  Employee distributions         (7,168)         -          -         -     (365,714)   (3,369,180)
  Administrative expenses        (5,003)         -          -         -      (62,719)     (200,090)
  Net exchanges between
   investment funds           3,975,882          -          -         -       13,579             -
  Net loan activity and
   loan interest                (26,458)         -          -         -     (212,397)   (2,003,577)
                              ---------   --------   --------   -------   ----------   -----------
   Net change in investmennt
     option                   4,301,192          -          -         -    6,054,931    59,114,082
                              ---------   --------   --------   -------   ----------   -----------
Balance, December 31, 1992   $4,301,192  $       -  $       -  $      -  $20,366,459  $202,350,650
                              =========   ========   ========   =======   ==========   ===========

                                                            6 (continued)

                                        USAIR, INC.
                                    401(k) SAVINGS PLAN

                               Notes to Financial Statements
                               -----------------------------
                                        (Continued)

(4)   Concentration of Credit Risk

      The Plan's beneficial interest in the master trust includes certain investments in guaranteed investment contracts (GICs).  The issuers of the GICs are all insurance companies.  The
      Plan's ultimate realization of amounts invested in GICs is dependent on the continued
      financial stability of the insurance companies that are issuers of the GICs.  The Plan's beneficial interest in amounts invested in GICs is $20,366,459 and $14,311,528 at Decem-
      ber 31, 1992 and 1991, respectively.

(5)   Federal Tax Status

      Although the Plan has not requested a letter of determination from the Internal Revenue
      Service as to its qualification, the Company and its general counsel believe the Plan meets the requirement of Section 401 of the Internal Revenue Code, as amended and is therefore believed to be exempt from federal income taxes.

(6)   Plan Termination

      The Company reserves the right to terminate the Plan at any time.  Upon termination of the Plan, the following actions shall be taken for the benefit of participants:

      (a)   As of the termination date, each investment fund shall be valued.  In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

      (b)   All participant accounts shall then be disposed of, to, or for each participant in single lump-sum payments.  All distributions shall be made in cash.





                                             7

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                                                                             Schedule I
                                                                             ----------

                                        USAIR, INC.
                                     401(k) SAVINGS PLAN

                  Item 27a - Schedule of Assets Held for Investment Purposes
                  ----------------------------------------------------------

                                      December 31, 1992


     Identity               Description                  Cost         Current Value
     --------               -----------                  ----         -------------
Participant loans     Interest rates range from     $           -     $   4,556,966
                        six percent to 12.5          ============      ============
                        percent per annum







                                             8

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                   CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
USAir Group, Inc.:

We consent to the use of our reports dated February 26, 1993 included in the Annual Report on Form 10-K filed by USAir Group, Inc. and USAir, Inc. for the year ended December 31, 1992, incorporated herein by reference. Our reports covering the December 31, 1992 consolidated financial statements refer to a change in the method of accounting for postretirement benefits other than pensions.



                                    /s/ KPMG Peat Marwick
                                    KPMG Peat Marwick

Washington, D.C.
January 28, 1994

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